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FOR IMMEDIATE RELEASE


             TEXON INTERNATIONAL LIMITED INITIATES ACCOUNTING REVIEW

LEICESTER, UNITED KINGDOM - 31 JANUARY 2003 - Texon International Limited ("TEXON") has discovered certain accounting inaccuracies in the books of one of the Texon Group's UK operating plants. Such inaccuracies may mean that Texon has materially overstated its net assets in its unaudited condensed consolidated balance sheet for the three months ended 30 September 2002, and in its financial statements for previous periods. In light of this discovery, the board of Texon has initiated a full review of accounting procedures across the Texon Group. That review is likely to take several weeks to complete.

Texon believes that it will have sufficient funding available to it to enable it to service the interest coupon due on 1 February 2003 on its DM61,250,000 10 per cent. senior notes due 2010 within 14 days of its due date.

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This announcement does not constitute an offer for sale of any securities in the
United States or elsewhere. Any securities to be offered in the future may not be offered or sold in the United States unless registered under the United
States Securities Act of 1933 or an applicable exemption from the registration requirements of such Act is available. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that prospectus will contain detailed information about the company and management, as well as financial statements.

Certain statements in this announcement are forward-looking statements that are subject to material risks and uncertainties. Those statements are made pursuant to the safe harbour provisions of the Private Security Litigation Reform Act of 1995. Actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the proposed recapitalisation and with our businesses, which include among others, competitive and technological developments, risks associated with the Company's growth, construction delays, the development of the Company's markets, regulatory risks, dependence on its major customers and their spending patterns, general economic conditions, availability of financing and other risks which are presented in the Company's filings with the US Securities and Exchange Commission, including its annual report on Form 20-F and reports on Form 6-K, and certain European regulatory authorities.


Contact:

Cadwalader, Wickersham & Taft,
James Douglas, telephone +44 20 7170 8646
e-mail: james.douglas@cwt-uk.com